

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 7, 2014

<u>Via E-mail</u>
Joseph E. Gonnella
Chief Executive Officer
Enerpulse Technologies, Inc.
2451 Alamo Ave SE
Albuquerque, NM 87106

> **Re: Enerpulse Technologies, Inc.**
> **Amendment No. 5 to**
> **Registration Statement on Form S-1**
> **Filed February 24, 2014**
> **File No. 333-191471**

Dear Mr. Gonnella:

We have received your response to our prior comment letter to you dated February 24, 2014 and have the following additional comments.

<u>General</u>

1. We note that you filed this amendment on February 24, 2014, which is 55 days after your December 31, 2013 fiscal year end. Under Rule 8-08(b) of Regulation S-X, Smaller Reporting Companies whose effective date falls after 45 days but within 90 days of the end of the fiscal year are not required to provide the audited financial statements for such year end provided that certain conditions are met. It appears you have not met conditions (2) and (3) of this section. Specifically, it does not appear from the interim financial information already presented that you could reasonably and in good faith expect to earn net income from continuing operations, nor does it appear from the audited financial information for the years ended December 31, 2012 and 11, the two most recent fiscal years, that you made net income from continuing operations in either year. As such, please update your financials in accordance with Rule 8-08 of Regulation S-X.

<u>Outside Front Cover Page of Prospectus</u>

2. We note your response to our prior comment 1 and we re-issue it. For the exercise price of the warrants being offered by the company, please fill in either a range of the per share exercise price for the warrants or the % of the public

offering price of the common stock as the per share exercise price of the warrants prior to effectiveness. Similarly revise under "Common Stock Purchase Warrants," at page 69.

Principal Stockholder and Selling Stockholders, page 64

3. We note your response to our prior comment 6 and reissue the comment. We are unable to locate the revision to which you refer in your response letter. Please revise the last phrase of the first paragraph "not be offered or sold in the offering" to clarify that the securities being registered on behalf of the selling stockholders are not being offered as part of the "primary offering" rather than the "offering." We note that the securities being offered for resale are in fact part of the offering you are registering with this registration statement.

Description of Securities to be Registered, page 69

4. We note your response to our prior comment 7, and we reissue in part. Please revise to clarify for how many shares *each* Underwriter Compensation Warrant is exercisable.

Underwriter Compensation Warrants, page 74

5. Please also clarify how many warrants are being issued to each of Roth Capital Partners and Northland Capital Markets.

Exhibit 5.1

6. In this regard, in the 5.1 opinion, it appears that all 125,000 of the Underwriter Compensation Warrants are attributed to Roth. Please revise or advise.

Please contact John Dana Brown at (202) 551-3859 or me at (202) 551-3210 with any questions.

Sincerely,

/s/ Susan Block

Susan Block
Attorney Advisor

cc: Mark Lee
        Greenberg Traurig